SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 885, dated March 19, 2020. DEL-026/2021.

CERTIFICATE OF MINUTES OF THE EIGHT HUNDRED AND EIGHTY-FIFTH BOARD OF DIRECTORS’ MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 885th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on the 03/19/2021, at 5:06 p.m., and that the meeting was adjourned at 6:09 p.m. of the same day. The meeting was held remotely, using the Cisco Webex Meetings videoconferencing application. The meeting was chaired by Director RUY FLAKS SCHNEIDER (RFS), via videoconference. Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), LÚCIA MARIA MARTINS CASASANTA (LMC), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) attended the meeting via videoconference. Director FELIPE VILLELA DIAS (FVD) cast his vote by mail, under the terms of Item 8.6.1.1 of the Internal Regulations. The following members of the Fiscal Board also attended as invitees: PATRÍCIA VALENTE STIERLI; THAÍS MÁRCIA FERNANDES MATANO LACERDA, HAILTON MADUREIRA DE ALMEIDA, EDUARDO COUTINHO GUERRA and GIULIANO BARBATO WOLF. PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditor, was represented by Guilherme Valle and Gustavo Sardinha, its members. There is no record of absences. Deliberation: DEL-026, dated March 19, 2021. Appraisal of the Management Report, and the Complete Financial Statements for the year ending on December 31, 2020. RES 150, dated March 18, 2021. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and based on Executive Board’s decision, on favorable opinion issued by the Audit and Risk Committee (CAE) at its 170th meeting adjourned on March 18, 2021, on supporting material and the documents hereunder, RESOLVED: Executive Board’s Resolution No. 150, dated March 18, 2021; Report to the Executive Board No. DF-014, dated March 18, 2021; unnumbered DFC Executive Summary, dated March 19, 2021; 1. To approve the financial statements of Eletrobras and Consolidated of Eletrobras Companies, and their referral for the Board of Directors of said Company, with the following values and highlights: 1.1. Financial Statements: financial statements for the year ending on December 31, 2020 of Eletrobras and Consolidated, comprising the following items: Independent Auditors’ Report, Balance Sheet, Statement of Income (DRE), Statement of Changes in Shareholders’ Equity (DMPL), Statement of Cash Flows (DFC), Statement of Comprehensive Income (DRA), and Statement of Value Added (DVA), accompanied by the Notes to the financial statements; 1.2. Summarized version of the balance sheet and statement of income:

a)	Balance Sheet:
	12/31/2020
	Parent Company	Consolidated
ASSETS		In Thousands of Brazilian Reais
Current	25,634,598	45,191,737
Noncurrent Receivables	27,016,460	71,371,328
Investment, Fixed and Intangible	77,826,341	62,403,384
	130,477,399	178,966,449
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	15,314,809	26,400,066
Noncurrent Liabilities	41,684,283	78,815,089
Controlling Shareholders’ Equity	73,478,307	73,478,307
Non-controlling Shareholders’ Equity	-	272,987
	130,477,399	178,966,449

2 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 885, dated March 19, 2020. DEL-026/2021.

b)	Statement of Income:
12/31/2020
Parent Company	Consolidated
Net Operating Revenue		In Thousands of Brazilian Reais
Operating Costs	297,036	29,080,513
Operational Expenses	(175,124)	(13,427,020)
Periodic Tariff Review	(4,552,850)	(12,944,576)
Financial Result	-	4,228,338
Income from Shareholdings	(158,697)	(1,671,646)
Income before Income Tax and Social Contribution	10,928,323	1,687,037
Income Tax and Social Contribution	6,338,688	6,952,646
Profit for the Year	-	(565,333)
Part Attributed to Subsidiaries	6,338,688	6,387,313
Part Attributed to Non-Controlling Shareholders	-	6,338,688
Net Operating Revenue	-	48,625

2. To approve the proposal for allocation of the income for the accounting year 2020, and the retained earnings of 2019, according to ANNEX 9-1-II of CVM Instruction No. 481, and to authorize the disclosure of said proposal by means of a Material Fact on March 19, 2021:

Calculation of Mandatory Dividends for 2020 and Allocation	(Thousand Brazilian Reais)
Net Income for the Year	6,338,688
(-) Legal Reserve (5% of Net Income)	(316,934)
(+) Realization of Revaluation Reserve	2,757
(+) Prescribed Dividends	4,044
(=) 2020 Adjusted Net Income	6,028,555
(-) Mandatory Dividend of 2020 (25% of Adjusted Net Income)	(1,507,139)
(=) 2020 Balance to Allocate	4,521,416
(+) Retained Earnings	182,523
(=) Total Balance to Allocate	4,703,939
(-) Investment Reserve created by the Articles of Incorporation (50% of 2020 Net Income)	(3,169,344)
(-) Reserve created by the Articles of Incorporation of Assessments and Designs (1% of 2020 Net Income)	(63,387)
(-) Retention of Profits (Article 196 LSA - Capital Budget)	(1,471,208)
Closing balance	-

3. To approve the Managment Report for the accounting year ending on December 31, 2020, as per draft attached to RES 150, dated March 18, 2021; 4. To approve the Profit Sharing Program – PLR referring to accounting year 2020 amounting to BRL 38,567,096.00 (Thirty-Eight Million, Five Hundred and Sixty-Seven Thousand and Ninety-Six Brazilian Reais); 5. To order that all companies controlled by Eletrobras publish their complete financial statements for the accounting year ending on December 31, 2020 on the same day as those of Eletrobras Holding; 6. To order that each one of the Financial and Investor Relations Department – DF, by means of the Superintendent’s Office of Investors Relations – DFR, the Superintendent’s Office of Accounting – DFC, the General Secretariat – PRGS, and the Governance Secretariat – CAAS, take, within their own scopes of performance, the measures necessary for compliance with this Deliberation.

3 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 885, dated March 19, 2020. DEL-026/2021.

Deliberation Quorum: Unanimously approved. Director LEM stated disagreement with Item 4 of the deliberation, under the terms of Article 2, Paragraph 3, of Law 12353, dated December 28, 2010. As a result, Director LEM did not participate in any discussion or deliberation on this specific point of the deliberation. In view of the deliberation reproduced above, the collective body’s members undersigned the following view statement: “DECISION OF THE BOARD OF DIRECTORS: The Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, states, pursuant to CVM Instruction No. 480, dated December 7, 2009, that it has reviewed, discussed, and agreed on the opinions stated in the Company’s independent auditors’ report – PWC, issued with respect to the Financial Statements of Centrais Elétricas Brasileiras S.A. - Eletrobras, pertaining to the accounting year ending on December 31, 2020 and, being correct and in order, will subsequently refer them for deliberation of the Company’s Shareholders’ Meeting.” (aa) RUY FLAKS SCHNEIDER – Chairman; WILSON FERREIRA JR., LÚCIA MARIA MARTINS CASASANTA, MAURO GENTILE RODRIGUES CUNHA, BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO, RICARDO BRANDÃO SILVA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, LUIZ EDUARDO DOS SANTOS MONTEIRO and MARCELO DE SIQUEIRA FREITAS – Directors. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, March 25, 2021.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.